NEWS RELEASE

SHAW DECLARES MONTHLY DIVIDENDS

Calgary, Alberta (October 23, 2014) – Shaw Communications Inc. (“Shaw”) announced today that its Board of Directors has declared monthly dividends of $0.091667 on the Class B Non-Voting Participating Shares and $0.091458 on the Class A Participating Shares, payable on each of December 30, 2014 and January 29 and February 26, 2015 to holders of record at the close of business on December 15, 2014 and January 15 and February 13, 2015, respectively.

The foregoing dividends are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation.

Shaw’s Board of Directors reviews the applicable dividend rates on a quarterly basis. Shareholders will not be entitled to receive a particular dividend unless they are holders of record on the applicable record date. There is no entitlement to any dividend prior to such date.

About Shaw Communications
Shaw Communications Inc. is a diversified communications and media company. Shaw serves 3.2 million consumers and businesses through a reliable and extensive fibre network. Shaw provides consumers with broadband Internet, WiFi, Digital Phone and Video services. Shaw Business provides businesses with Internet, data, WiFi, telephony, Video and fleet tracking services, and ViaWest provides collocation, cloud and managed services. Shaw Media provides Canadians with engaging programming content through one of Canada’s largest conventional television networks, Global Television, and 19 specialty networks, including HGTV Canada, Food Network Canada, HISTORY® and Showcase. Shaw is traded on the Toronto and New York stock exchanges and is included in the S&P/TSX 60 Index (Symbol: TSX – SJR.B, NYSE – SJR). For more information about Shaw, please visit www.shaw.ca.

For further information, please contact:
Shaw Investor Relations investor.relations@sjrb.ca